

March 13, 2013

Via E-mail
Arild Vik
Chief Executive Officer
KNOT Offshore Partners LP
2 Queen's Cross
Aberdeen, Aberdeenshire AB15 4YB
United Kingdom

  Re: KNOT Offshore Partners LP
     Registration Statement on Form F-1
     Filed February 28, 2013
     File No. 333-186947

Dear Mr. Vik:

  We have received your response to our prior comment letter to you dated February 12, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 22

Our partnership agreement limits, page 39

1. Please refer to the last paragraph. We note your statement that you expect that your general partner will delegate all its management activities in relation to you to your board of directors and that arrangements will be in place. Please revise to clarify what agreement will provide for this delegation.

Legal Proceedings, page 144

2. Please revise the first paragraph to state the amount accrued for the probable liability and the amount of the threatened claim or advise.

3. Please revise the second paragraph to describe the "certain specifications." Please also disclose the amount accrued for the probable claim or advise.

Material U.S. Federal Income Tax Considerations, page 185

Distributions, page 186

4. Please revise the last sentence of the second paragraph to explain to potential investors why there is no assurance. For example, is it because you are assuming the factual matters listed under (i), (iii), and (iv) in the same paragraph and because the PFIC opinion found elsewhere is subject to uncertainty? Please revise to clarify.

PFIC Status and Significant Tax Consequences, page 187

5. We note your statement on page 185 that this discussion is the opinion of Vinson & Elkins L.L.P. As such please revise the third paragraph here to identify the "certain of [y]our present time-chartering activities" that counsel is opining upon.

Exhibit Index, page II-6

6. We note your response to comment 34 of our letter dated January 17, 2013. Please revise to clarify, when known, the interest rate for your revolving credit facility. In addition as it appears you may not be executing the revolving credit facility until the closing of this offering, please file your letter of commitment, if available.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Catherine Gallagher
       Vinson & Elkins L.L.P.